Exhibit 12.01

OKLAHOMA GAS AND ELECTRIC COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006

Earnings:
Pre-tax income	$ 197,572,191	$ 175,604,686	$ 160,634,550	$ 182,280,019	$ 234,092,939

Add Fixed Charges	44,577,061	42,582,265	42,234,286	52,379,698	66,973,329

Subtotal	242,149,252	218,186,951	202,868,836	234,659,717	301,066,268

Subtract:
Allowance for borrowed funds used during construction	905,189	538,624	1,661,732	2,232,715	4,486,530

Total Earnings	241,244,063	217,648,327	201,207,104	232,427,002	296,579,738

Fixed Charges:
Interest on long-term debt	38,171,798	36,899,911	36,890,073	42,117,662	50,300,510
Interest on short-term debt and other interest charges	3,044,837	2,443,702	2,246,574	7,314,465	14,300,066
Calculated interest on leased property	3,360,426	3,238,652	3,097,639	2,947,571	2,372,753

Total Fixed Charges	$ 44,577,061	$ 42,582,265	$ 42,234,286	$ 52,379,698	$ 66,973,329

Ratio of Earnings to Fixed Charges	5.41	5.11	4.76	4.44	4.43